UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549



SCHEDULE 13G



Under the Securities Exchange Act of 1934
(Amendment  No. 1  )



ATLAS AIR, INC.
(Name of Issuer)


Common Stock  $0.01 Par Value
(Title of Class of Securities)


049164 10 6
(CUSIP Number)







*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.    049164 10 6		13G


1	NAMES OF REPORTING PERSONS S.S. or I.R.S.
	IDENTIFICATION NOS.	OF ABOVE PERSONS

	Michael A. Chowdry

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a) ( X )
	(b) (   )

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5	SOLE VOTING POWER

	13,256,001

6	SHARED VOTING POWER

7	SOLE DISPOSITIVE POWER

	13,256,001

8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
 	PERSON

	13,256,001

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   CERTAIN SHARES

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	59.1%

12	TYPE OF REPORTING PERSON

	IN



CUSIP No.  049164 10 6		 13G

1	NAMES OF REPORTING PERSONS S.S. or I.R.S.
	IDENTIFICATION NOS. OF ABOVE PERSONS

	Chowdry Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 (a)  ( X )
	(b)  (   )

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5	SOLE VOTING POWER

	5,981,001

6	SHARED VOTING POWER

7	SOLE DISPOSITIVE POWER

	5,981,001

8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON

	5,981,001

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   CERTAIN SHARES

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	26.7%

12	TYPE OF REPORTING PERSON

	PN



CUSIP No.  049164 10 6		13G

1	NAMES OF REPORTING PERSONS S.S. or I.R.S.
	IDENTIFICATION NOS. OF ABOVE PERSONS

	Chowdry, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

 (a)  ( X )
	(b)  (   )

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5	SOLE VOTING POWER

	7,151,001

6	SHARED VOTING POWER

7	SOLE DISPOSITIVE POWER

	7,151,001

8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON

	7,151,001

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
	CERTAIN SHARES

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	31.9%

12	TYPE OF REPORTING PERSON

	 CO


Item 1(a) Name of Issuer:

	Atlas Air, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

	538 Commons Drive, Golden, Colorado 80401

Item 2(a) Name of Person Filing:

	Michael A. Chowdry
	Chowdry Limited Partnership
	Chowdry, Inc.

Item 2(b) Address of Principal Business Office or, if none,
	  Residence:

	Michael A. Chowdry:
	538 Commons Drive, Golden, Colorado 80401

	Chowdry Limited Partnership and Chowdry, Inc.:
	c/o Miller & Zeringue, CPAs, 622 Pioneer Avenue,
	Cheyenne, 	WY 82001

Item 2(c) Citizenship:

	Michael A. Chowdry is a United States citizen. Chowdry Limited Partnership is a Wyoming limited partnership.
Chowdry Limited Partnership results from a change of domicile of Chowdry Limited Partnership, a Colorado limited partnership, to Wyoming in May, 1996, and a change in the limited partnership's name made at the same time. Chowdry, Inc. is a Wyoming corporation. Chowdry, Inc. results from a reincorporation of Chowdry, Inc., a Colorado corporation, into Wyoming in May, 1996.

Item 2(d) Title of Class of Securities:

	Common Stock $0.01 par value

Item 2(e) CUSIP Number:

	049164 10 6

Item 3.  If this statement is filed pursuant to Rules 13d-
1(b), or 13d-2(b), check whether the person filing is a:

(a)	Broker or Dealer registered under Section 15 of the Act
(b)	Bank as defined in section 3(a)(6) of the Act
(c)	Insurance Company as defined in section 3(a)(19) of the
	   Act
(d)	Investment Company registered under section 8 of the
   	Investment Company Act
(e)	Investment Adviser registered under section 203 of the
	   Investment Advisers Act of 1940
(f)     Employee Benefit Plan, Pension Fund which is subject to
	   the provisions of the	Employee Retirement Income
   	Security Act of 1974 or Endowment Fund;
	   see 240.13d-1(b)(1)(ii)(F)
(g)	Parent Holding Company, in accordance with
	   240.13d-1(b)(1)(ii)(G)  (Note:  See Item 7)
(h)	Group, in accordance with   240.13d-1(b)(1)(ii)(H)

   	Not Applicable

Item 4.  Ownership.

If the percent of the class owned, as of December 31 of the year covered by statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

	(a)	Amount Beneficially Owned as of December 31, 1996:

		13,256,001 shares by Michael A. Chowdry, including
			shares held by Chowdry Limited Partnership and Chowdry, Inc.*
		 5,981,001 shares by Chowdry Limited Partnership 7,151,001 shares by Chowdry, Inc., including
			shares held by Chowdry Limited Partnership*

	(b)	Percent of Class:

		59.1% by Michael A. Chowdry
		26.7% by Chowdry Limited Partnership
		31.9% by Chowdry, Inc.

	(c)	Number of shares as to which such person has:
		(i) sole power to vote or to direct the vote
			13,256,001 by Michael A. Chowdry*
			 5,981,001 by Chowdry Limited Partnership &
			 7,151,001 by Chowdry, Inc.*
		(ii) shared power to vote or to direct the vote
		(iii)sole power to dispose or to direct the
			disposition of
			13,256,001 by Michael A. Chowdry*
			 5,981,001 by Chowdry Limited Partnership &
		   	 7,151,001 by Chowdry, Inc.*
		(iv)	shared power to dispose or to direct the
			    disposition of

*Mr. Chowdry is the sole stockholder, officer and director of Chowdry, Inc., and Chowdry, Inc. is the managing general partner of Chowdry Limited Partnership. Accordingly, Mr. Chowdry is the beneficial owner of shares held by him and held by Chowdry Limited Partnership and Chowdry, Inc. Mr. Chowdry owns of record in his name 6,105,000 shares; Chowdry Limited Partnership owns of record in its name 5,981,001 shares; and Chowdry, Inc. owns of record in its name 7,151,001 shares. All three of these shareholders own in the aggregate 13,256,001.

After December 31, 1996, Michael A. Chowdry was granted by
Atlas Air, Inc. a stock option to purchase 35,627 shares of common stock of Atlas Air, Inc. If this option is taken into account, the percent of outstanding shares of Atlas
Air, Inc. common stock beneficially owned by Mr. Chowdry continues to be 59.1%

Item 5. 	Ownership of Five Percent or Less of a Class.

		Not Applicable

Item 6.  	Ownership of More than Five Percent on Behalf of
          Another Person.

	Mr. Chowdry, Chowdry Limited Partnership and Chowdry, Inc. have pledged to International Nederlanden Aviation
Lease BV ("ING Bank") approximately $20 million worth of shares of their common stock of Atlas Air, Inc. to secure performance of an agreement between Mr. Chowdry and ING Bank that guarantees to ING Bank a minimum amount of proceeds from the sale of one aircraft held by ING Bank (which is to occur no earlier than November 15, 1999) and to secure performance of obligations under a loan agreement between ING and a subsidiary of Atlas Air, Inc. If ING Bank declares that the sale price agreement or loan agreement is payable as a result of the occurrence and continuation of an event of default under the sale price agreement or the loan agreement, all dividends which are received by Mr. Chowdry, Chowdry Limited Partnership and Chowdry, Inc. on their shares of Atlas Air common stock are to be paid over to ING Bank. In such event, ING Bank would also have the right to exercise voting and other consensual rights with respect to those shares.

Item 7.  	Identification and Classification of the
Subsidiary Which Acquired the Security Being
Reported on by the Parent Holding Company.

		Not Applicable

Item 8.  	Identification and Classification of Members of
the Group.

		Not Applicable

Item 9.  	Notice of Dissolution of Group.

		Not Applicable

Item 10. 	Certification.

		Not Applicable


SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 5, 1997
Date

/S/ M. A. Chowdry
Michael A. Chowdry



	CHOWDRY LIMITED PARTNERSHIP

	By:	Chowdry, Inc., General Partner


	By:	/s/ M. A. Chowdry
		Michael A. Chowdry, President



	CHOWDRY, INC.


	By:	/s/ M. A. Chowdry
		Michael A. Chowdry, President


EXHIBIT TO AMENDMENT NO. 1 TO SCHEDULE 13G OF
MICHAEL A. CHOWDRY, CHOWDRY LIMITED PARTNERSHIP
AND CHOWDRY, INC.

Dated May 5, 1997


AGREEMENT REGARDING FILING



The undersigned hereby expressly agree that they will file together an Amendment No. 1 to Schedule 13G and any further amendments to the Schedule 13G with respect to the undersigned's beneficial ownership of common stock of Atlas
Air, Inc. The undersigned also agree that the Amendment to the Schedule 13G to which this Agreement is attached is to be filed on behalf of each of us.

Date:	May 5, 1997


	/s/ M. A. Chowdry
	Michael A. Chowdry




	CHOWDRY LIMITED PARTNERSHIP

	By:	Chowdry, Inc., General Partner


	By:	/s/ M. A. Chowdry
		Michael A. Chowdry, President



	CHOWDRY, INC.


	By:	/s/ M. A. Chowdry
		Michael A. Chowdry, President